April 19, 2019

Fabian G. Denault
President
Black Bird Potentails Inc.
47123 Michel Road
Ronan, Montana 59864

       Re: Black Bird Potentials Inc.
           Form 1-A filed March 21, 2019
           File No. 024-10976

Dear Mr. Denault:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 21, 2019

Prospectus Cover Page, page 2

1. We note your disclosure that your selling shareholder shares may be sold at a fixed price until your common stock is listed by OTC Markets Group, Inc., and thereafter at prevailing market prices or privately negotiated prices. At the market offerings are not permitted under Regulation A. Please disclose here, in your Offering Summary and Plan of Distribution sections the fixed price at which the selling shareholder shares will be offered during the duration of the offering and remove the references to selling such shares at prevailing market prices and privately negotiated prices. Refer to Rule
       251(d)(3)(ii) of Regulation A.



       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 Fabian G. Denault
Black Bird Potentails Inc.
April 19, 2019
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Anne McConnell, Staff Accountant at Anne McConnell or Jeff Gordon,
Staff Accountant at 202-551-3866 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at 202-551-3345 or Amanda Ravitz at 202-551-3412 with any other questions.



                                                           Sincerely,
FirstName LastNameFabian G. Denault
                                                           Division of
Corporation Finance
Comapany NameBlack Bird Potentails Inc.
                                                           Office of
Manufacturing and
April 19, 2019 Page 2                                      Construction
FirstName LastName